Filed by Fibria Celulose S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Fibria Celulose S.A. (Commission File No.: 001-15018)

FIBRIA CELULOSE S.A.

Publicly Traded Company

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n.º 12793

NOTICE TO SHAREHOLDERS

FIBRIA CELULOSE S.A. (“Fibria” or “Company”), in continuity to the Material Facts disclosed on March 16, 2018, July 26, 2018, August 9, 2018 and September 13, 2018, hereby informs its shareholders and the market in general the following:

1.              Publication of Extraordinary Shareholders’ Meeting Minutes and Exercise of Withdrawal Right

On the date hereof, the minutes of the Fibria’s Extraordinary General Meeting held on September 13, 2018 (“Shareholders’ Meeting”), which approved the corporate reorganization provided for in the “Protocol and Justification for Incorporation of Fibria Shares by Eucalipto Holding S.A., followed by the merger of Eucalipto Holding S.A. into Suzano Papel e Celulose S.A.” (“Protocol and Justification”), executed on July 26, 2018, by the administration of Fibria, of Eucalipto Holding S.A., a closely-held corporation, enrolled with the CNPJ/MF under nº 29.339.648/0001-79, with its head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1,355, 8th floor, room 2, Bairro Pinheiros, ZIP Code 01452-919 (“Holding”), and Suzano Papel e Celulose S.A., a publicly traded company, enrolled with the CNPJ/MF under nº 16.404.287/0001-55, with its head offices in the City of Salvador, State of Bahia, at Avenida Magalhães Neto, 1,752, 10th floor, rooms 1,010 and 1,011, Bairro Pituba, ZIP Code 41810-012 (“Suzano”) (“Transaction”).

Therefore, the thirty-day (30) term for the shareholders of the Company who did not vote in favor of the resolutions set forth in items (i) to (iv) of the Shareholders’ Meeting agenda, who abstained from voting on the resolutions set forth in items (i) to (iv) of the Shareholders’ Meeting agenda, or that did not attend to the Shareholders’ Meeting, shall be deemed as dissent shareholders, expressly manifest their intention to exercise the right of withdrawal. The term for exercising the withdrawal rights will end on October 16, 2018 (including).

The right of withdrawal will be ensured to the owners of shares issued by the Company, on an uninterrupted basis, from the date of execution of the Protocol and Justification (July 26, 2018) until the Transaction Completion Date (as defined in the Protocol and Justification).

In case the Transaction is completed, the redemption payment amount to the dissenting shareholders of the Company shall be equivalent to the net worth of the shares held by the shareholders in the Company as of December 31, 2017, according to Fibria’s financial statements approved at the Annual Shareholders’ Meeting held on April 27, 2018, which corresponds to R$ 26.36 (twenty-six Reais and thirty-six cents) per share.

Under the terms and for the purposes of Article 45, paragraph 2, of the Corporations Law, the dissenting shareholder may request, together with the reimbursement, a special balance sheet in a date that meets the period of 60 (sixty) days provided for in said legal provision.

2.              Proceedings for the exercise of Withdrawal Right’s

2.1.                           Shares Under Itaú Corretora de Valores S.A. Custody

Dissenting shareholders whose shares are held in custody by Itaú Corretora de Valores S.A. (Custodian) and wish to exercise the withdrawal right must address, within the period mentioned in item 1 above, one of the specialized branches of Banco Itaú located on the following addresses: Rio de Janeiro: Av. Almirante Barroso, 52- 2nd floor — Centro; São Paulo: R. Boa Vista, 176 — 1st basement — Centro, bearing the following documents:

Individual Shareholders: (a) Identity Card; (b) Individual Taxpayers’ Registry (CPF); (c) proof of address; and (d) a letter of request signed by the dissenting shareholder, with certification of signature by similarity, requesting the withdrawal, which must contain the shareholder’s personal and bank account data for the payment of the reimbursement, the name of the Company and the number of shares in respect of which the withdrawal right will be exercised.

Corporate Shareholders: (a) original and copy of the by-laws and the minutes of the election of the current board of directors or of the restated by-laws or articles of association currently in force; (b) registration card at the Corporate Taxpayers’ Registry (CNPJ); (c) originals of the Identity Card, the Individual Taxpayer’s Registry (CPF) and proof of residence of the legal representatives; and (d) request letter signed by the representatives of the dissenting shareholder, with signature certification by similarity, requesting the withdrawal, which shall contain the shareholder’s personal and bank account data for the payment of the reimbursement, the name of the Company and the number of shares in respect of which the withdrawal right will be exercised.

Investment Funds Shareholders: (a) original and copy of the last restated regulation of the fund, duly registered with the competent body; (b) original and copy of the by-laws and the minutes of the election of the current board of directors or the restated articles of association currently in force of the administrator and/or fund manager (depending on the person authorized to attend and vote at general meetings related to the assets held by the fund); (c) registration card in the Corporate Taxpayers’ Registry (CNPJ) of the fund and the administrator and/or fund manager; (d) originals of the Identity Card, the Individual Taxpayer’s Registry (CPF) and proof of residence of its representatives; and (e) a letter of request signed by the representative of the dissenting shareholder, with signature certification by similarity, requesting the withdrawal, which shall contain the shareholder’s personal and bank account data for the payment of the reimbursement, the name of the Company and the number of shares in respect of which the withdrawal right will be exercised.

Shareholders represented by a proxy must deliver, in addition to the documents mentioned above, their power of attorney with signature certification, which must have been granted within one (1) year to a proxy holder with special powers to exercise the withdrawal right and request for reimbursement.

Shareholders that are out of the cities indicated above can reach the Custodian on the following telephone numbers:

Capitals and metropolitan regions: +55 (11) 3003-9285

Other locations: 0800-720-9285

2.2.                           Shares in Custody of Central Securities Depository

Dissenting shareholders whose shares are held in custody with the Central Securities Depository of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and wish to exercise the right of withdrawal must, within the period mentioned in item 1 above, express their interest in the withdrawal right through their respective custody agents, contacting them with sufficient anticipation to take the necessary measures.

3.              Date and Payment

The payment of the redemption amount shall be made by the Company within 60 (sixty) days as of the Transaction Completion Date, as defined in the Protocol and Justification.

In the event of a request for a special balance sheet, the Company will pay the shareholder who makes such request, within the aforementioned period, the amount equivalent to 80% (eighty percent) of the amount of reimbursement and the remainder, after the collection of said balance sheet, within 120 (one hundred and twenty) days as of the Transaction Completion Date, as defined in the Protocol and Justification.

The payment to the dissenting shareholders shall be made through the data registered at the custody agents or according to the banking data to be provided in the request for redemption provided for in item 2 above.

4.              Review of the Resolution

Pursuant to the Article 137, paragraph 3 of the Corporations Law, the Board of Directors may, within ten (10) days following the expiration of the period for exercising the withdrawal right, call a general meeting of the Company to reconsider the resolution taken at the Shareholder’ Meeting if it is understood that the payment of the price of the redemption of the shares to the dissenting shareholders who exercised their withdrawal right will jeopardize the Company’s financial stability.

Further disclosures of information to the market will be made in due course under applicable law.

São Paulo, 14 de setembro de 2018.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between Fibria Celulose S.A. (the “Company”) and Suzano Papel e Celulose S.A. (“Suzano”) (the “Proposed Transaction”), the Company and Suzano will file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including a registration statement of Suzano on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SUZANO AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be made available, free of charge, to U.S. shareholders of the Company on the Company’s website at http://www.fibria.com.br.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements.  These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication.  For example, the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the shares of the  Company or Suzano, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of the Company and Suzano to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors.  All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.fibria.com.br and on the SEC’s website at http://www.sec.gov.  The Company’s forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate.  The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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